SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
TARGANTA THERAPEUTICS CORPORATION
(Name of Subject Company (Issuer))
THE MEDICINES COMPANY
BOXFORD SUBSIDIARY CORPORATION
(Names of Filing Persons (Offerors))
Common Stock, par value $0.0001
(Title of Class of Securities)
87612C100
(CUSIP Number of Class of Securities)
Paul M. Antinori
General Counsel & Senior Vice President
The Medicines Company
8 Sylvan Way
Parsippany, New Jersey 07054
(973) 290-6000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)
with copies to:
David E. Redlick
Hal J. Leibowitz
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
Not applicable	Not applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required because communications made before the commencement of a tender offer.
☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☑   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑    third-party tender offer subject to Rule 14d-1.
☐    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 12. Exhibits

Exhibit	Description

99.1	Transcript of conference call held January 13, 2009
IMPORTANT INFORMATION
     This Schedule TO-C is neither an offer to purchase nor a solicitation of an offer to sell shares of Targanta Therapeutics Corporation (“Targanta”). Boxford Subsidiary Corporation (the “Merger Sub”), a wholly owned subsidiary of The Medicines Company, has not commenced the tender offer for the shares of Targanta common stock described in the communications filed herewith.
     Upon commencement of the tender offer, the Merger Sub will file with the SEC a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Targanta will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9. These documents will contain important information about The Medicines Company, Targanta, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available.
     Investors and security holders will be able to obtain free copies of the tender offer statement, the tender offer solicitation/recommendation statement and other documents filed with the SEC by The Medicines Company and Targanta through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from The Medicines Company or Targanta by contacting: Robyn Brown of The Medicines Company at 973-290-6000 or investor.relations@themedco.com, or Susan Hager of Targanta at 617-577-9020 x217 or shager@targanta.com.